
September 15, 2022

Patricia Moran
Chief Legal Officer
Vroom, Inc.
3600 W Sam Houston Pkwy S, Floor 4
Houston, Texas 77042

> **Re: Vroom, Inc.**
> **Registration Statement on Form S-3**
> **Filed on September 9, 2022**
> **File No. 333-267361**

Dear Ms. Moran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services